UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 3 March 2025, London UK

GSK plc 2024 Annual Report on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, GSK plc ("GSK") announces that on 3 March 2025 it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended 31 December 2024. GSK's 2024 Annual Report on Form 20-F is available online at GSK's website at: https://annualreport.gsk.com and also online at www.sec.gov.

A hard copy version of the GSK 2024 Annual Report, together with the Notice of Annual General Meeting, will be available on or about 24 March 2025.

Shareholders have the ability to receive, upon request, a hard copy version of GSK's complete audited financial statements for the year ended 31 December 2024, free of charge, by either:

(i)
writing to Computershare Investor Services, our registrars in the UK, at the following address: Computershare Investor Services, The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom, or by telephone on +44 (0) 370 707 1595 (please use the country code if calling from outside the UK);

(ii)
writing to J.P. Morgan Chase Bank, N.A. our ADR depositary in the US, at the following address: EQ Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, or by telephone on +1 877 353 1154 (US toll free) or +1 651 453 2128 (outside the US); or

(iii)	contacting the GSK Response Center in the USA at +1 888 825 5249 (US toll free).

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

Victoria Whyte
Company Secretary
3 March 2025

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 03, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc